SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X        Form 40-F
                                    ---                 ---


                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes       No  X
                                        ---      ---

INDENTURE OF THE 1ST PRIVATE ISSUE OF SIMPLE DEBENTURES (NON-CONVERTIBLE INTO SHARES) OF FIXCEL S.A.



On the terms of the present private document:

     (i) FIXCEL S.A., a corporation headquartered at RUA DA SANTA CLARA, 49, 2 ANDAR, SALA 3, CENTRO, in the city of Sorocaba, in the state of Sao Paulo, registered with the Brazilian tax roll under number 02792099/0001-37, herein represented in the terms of its corporate Bylaws, (henceforward referred to as "ISSUER"); and

     (ii) SPLICE DO BRASIL TELECOMUNICACOES E ELETRONICA S.A., headquartered at AV. JUSCELINO KUBITSCHEK DE OLIVEIRA 154, in the city of Votorantim, in the state of Sao Paulo, registered with the Brazilian tax roll under number 45397007/0001-27, herein represented in the terms of its corporate Bylaws, (henceforward referred to as "INTERVENIENT GUARANTOR"),


HEREBY AND LAWFULLY ENTER INTO THE PRESENT INDENTURE OF THE 1ST PRIVATE ISSUE OF SIMPLE DEBENTURES (NON-CONVERTIBLE INTO SHARES) OF FIXCEL S.A., (HENCEFORWARD REFERRED TO AS "INDENTURE"), CONTAINING THE FOLLOWING CLAUSES AND CONDITIONS:

CLAUSE I - AUTHORIZATION

The present INDENTURE is celebrated based on the resolution adopted at the Extraordinary Meeting of Shareholders held by the ISSUER on July 02, 2002.

CLAUSE II - REQUIREMENTS

The 1st issue of debentures (henceforward referred to as the "ISSUE"), will be effected observing the following requirements:

     2.1.  Filing and Publication

     The minutes of the General Extraordinary Shareholders Meeting in which the present ISSUE was decided will be filed with the Board of Trade of the State of Sao Paulo and published in the Diario Oficial of the State of Sao Paulo and in the Diario do Comercio & Industria.

     2.2.  Registration of the INDENTURE

     The INDENTURE will be registered with the Board of Trade of the State of Sao Paulo.

CLAUSE III - CHARACTERISTICS OF THE DEBENTURES

The Debentures will be the object of a private subscription with no intermediation of any financial institution belonging to the securities distribution system and shall observe the following characteristics and conditions:

     3.1.  Total Value of the Issue

     The Debentures will be issued in the total value of R$ 500,000,000.00 (five hundred million Brazilian Reais), at the Date of Issue.

     3.2.  Unit Par Value

     The Debentures' Unit Par Value will be R$ 1,000,000.00 (one million Brazilian Reais) at the Date of Issue.

     3.3.  Serial Number

     The Issue will be effected in one single series.

     3.4.  Number of Debentures

     Five hundred (500) Debentures will be issued in private subscription.

     3.5.  Date of Issue

     For all legal purposes the Date of Issue of the Debentures will be July 02, 2002.

     3.6.  Maturity Date

     The Debentures will mature in 360 (three hundred and sixty) days as of the Date of Issue, therefore maturing on June 27, 2003, date on which the entire principal amount of the Debentures will be paid together with the value of the payable Remuneration, as provided by the present INDENTURE.

     3.7.  Form

     The Debentures will be issued on a nominative basis, with the issue of certificates representing the Debentures. For all legal purposes, the holders of the Debentures shall have to prove their ownership by means of their registration in the Debentures Registry Book.

     3.8.  Convertibility into Shares

     The Debentures will be of the simple type, non-convertible into shares issued by the ISSUER and non-exchangeable for shares of other companies held by the ISSUER.

     3.9.  Sort

     The Debentures of this ISSUE will be of the floating-guarantee sort, as provided in Article 58 of Law 6404/76.

3.9.1.   Guarantee:

         The Debentures will have the additional guaranty of the INTERVENIENT GUARANTOR, who commits to pay any and all obligations assumed on the part of the ISSUER relative to the Debentures pursuant to the terms of this INDENTURE, and expressly waives all benefits described under Articles 1491, 1493 and 1503 of the Brazilian Civil Code and Articles 261 and 262 of the Brazilian Commercial Code, and shall be held solely responsible until the final liquidation of the Debentures.

     3.10. Inflation Adjustment

     The Debentures will not have their face value restated for inflation adjustment.

     3.11. Remuneration

3.11.1. The Debentures will be entitled to Conventional Interest calculated considering the average daily rate of Interfinancial Deposits made in one day called "TAXA DI OVER EXTRA GRUPO", expressed as an annual percentage on a 252-day (two hundred and fifty-two day) basis, calculated and released by the CETIP - CENTRAL DE CUSTODIA E DE LIQUIDACAO FINANCEIRA DE TITULOS, henceforward referred to as "TAXA DI", plus a supplementary 2% (two percent) PER ANNUM, on a 252-day (two hundred and fifty-two day) basis.

         The Conventional Interest will accrue exponentially PRO RATA TEMPORIS on consecutive days and will apply to the Unit Nominal Value of the Debentures from the Date of Issue through the Maturity Date, which is the date of effective payment concurrently with the principal value of the Debentures.

3.11.2.  Interest will be calculated using the following formula:

         JR = VN x {[(f1 x f2 ... x fj) x S] - 1}

         where,

         JR = value of the Conventional Interest payable at the maturity date of the Debentures;

         VN  =  Unit  Face  Value  of  the   Debenture   at  the  start  of  the
         Capitalization Period (as defined below);

         (f1 x  f2....x  fj) =  variation  factor  accrued  from  the  TAXA  DI, capitalized from the surcharge, between the first date and the last date of the "Capitalization Period" of the Conventional Interest. Terms f1, f2, fj will be obtained according to the formula below:

                             1
                            ---
                            252
                    TAXADIj
         fj = [(1 + -------)   ]
                      100

         where,

         fj = TAXA DI factor referring to day j;

         Taxa DIj = TAXA DI as an annual percentage, considering 252-day base, calculated and released by the CETIP referring to day j;

         S = final annual surcharge factor on a 252-day base, calculated using the formula below:

                       du
                       ---
                       252
                    b
         S = [(1 + ---)   ]
                   100

         where:

         b = value of the surcharge defined by the ISSUER (2%), expressed as an annual percentage.

         du = number of workdays in the Capitalization period.

3.11.3. The Capitalization Period is defined as the time interval during which the conditions for remuneration of the Debentures established by the ISSUER in this INDENTURE are to remain unaltered.

         a. The Capitalization Period will start at the Date of Issue and will finish at the Maturity Date, including the first day and excluding the last day.

         b. The Debentures will be remunerated by 100 % (one hundred percent) of the TAXA DI plus a supplementary 2% (two percent) PER ANNUM.

3.11.4. If at the date of maturity of any pecuniary obligations on the part of the ISSUER the TAXA DI is not released by the CETIP, the last TAXA DI released up to 10 (ten) days prior to the expiration of the obligation will be applied, and no compensations between the ISSUER and the debenture holder will be payable when the TAXA DI that should originally be applied is eventually released. In case the TAXA DI is not released for more than 10 (ten) days prior to the expiration date of the corresponding obligation, the conditions described in the paragraphs above as to the definition of the new parameter for Remuneration of Debentures will be applied.

3.11.5. In case of extinction or legal impossibility of applying the TAXA DI to the Debentures, it will be substituted by a legal parameter to be defined, if any. If there is no legal substitute, the ISSUER and the Debenture holder will meet in assembly within the maximum period of 30

         (thirty) days counting from the determinant event to define the new parameter to be used for Remuneration of Debentures, observing all applicable regulations.

3.11.6. When no legal criteria is provided as to the previous item, the ISSUER and the Debenture holder shall define the Remuneration to which the Debentures will be entitled in the period comprised between the date of the last calculated Remuneration and the date of the last determined Remuneration and the date of the above-mentioned agreement.

3.11.7. When there is no agreement as to the new Remuneration between the holder of Debentures and the ISSUER, the latter is obliged to redeem all of the Debentures within the maximum period of 30 (thirty) days counting from the date of the assembly jointly held by the parts attempting to agree, at their Unit Face Value plus the Remuneration owed up to the date of redemption, calculated PRO RATA TEMPORIS as of the Date of Issue.

     3.12. Subscription Price and Payment

     Debentures will be subscribed at their Unit Face Value plus the Remuneration calculated PRO RATA TEMPORIS between the Date of Issue and the date of payment, as provided by CLAUSE III, item 3.11 of the present INDENTURE.

     The Debentures shall be paid in cash and in Brazilian currency, or by means of credits against the ISSUER used upon subscription.

     3.13. Trade

     The ISSUE will not be registered for trade in stock exchanges or in any entity in the organized over-the-counter market, and all negotiations of Debentures are limited to private transactions carried out between interested parties.

     3.14. Place of Payment

     Any and every payment  rightly owed to the Debentures  will be made: (i) at
     the  ISSUER's   headquarters;   or,  (ii)   intermediated  by  a  financial
     institution contracted for this purpose.

     3.15. Extension of Terms

     The terms referring to the payments of any and every obligation on any part, including the holders of Debentures when it comes to the payment of the subscription price, will be extended up to the first subsequent business day, with no arrear addition to the values payable, when the due-date falls on a date when banks and businesses do not operate in the locations where the Debentures are to be paid or in the city of Sorocaba, in the Brazilian state of Sao Paulo.

     3.16. Arrear Charges

     Upon delinquency of any payment of amounts due to the holder of debentures, the debts past due will be subject to monthly arrear charges of 2% (two percent) and monthly arrear interest of 1% (one percent), applied to the delinquent debts over the period comprised between the first date of delinquency to the date of effective payment, independently of any notice, notification, judicial summons or extra-judicial communication.

     3.17. Lapsing of the Rights to Additions

     With no loss or limitation to the dispositions provided in the previous item, failure by the holder of debentures to claim the value corresponding to any pecuniary obligation on the part of the ISSUER on the dates provided in the present INDENTURE, will imply in the loss of the right to receive remuneration and/or default charges relative to the period corresponding to the delay in payment, while the right accrued up to the date of the corresponding due-date will be assured.

     3.18. Publicity

     All the acts and decisions in any way involving the interests of the holder of Debentures shall always and necessarily be disclosed in writing immediately after knowledge of the fact to be disclosed, and the ISSUER is to expressly notify holders of Debentures on any publication.

     3.19. Communication

     The communications to be sent by any of the parts in the terms of the present INDENTURE shall be considered delivered when received under official register or bearing "note of receipt" issued by the Brazilian Post Office, under protocol or by telegram, at the addresses mentioned in the qualification above. All communications made by facsimile or by electronic mail will be regarded as received at the date of their delivery, as long as their receipt is confirmed by receipt issued by the machine used by the sender. The corresponding originals should be forwarded in no more than 5
     (five) days after delivery of the message.

CLAUSE IV - PURCHASE OR REDEMPTION OF DEBENTURES BY THE COMPANY

     4.1.  Optional Acquisition

     The outstanding Debentures can be purchased by the ISSUER at any time. In this case, the Debentures purchased by the ISSUER may be cancelled, remain in the ISSUER's treasury or again privately placed in the market.

     4.2.  Early Redemption

     The ISSUER has the right to anticipate the total or partial redemption of the Debentures issued under this INDENTURE, in this latter case by means of a conscript with payment of the payable outstanding debt. In the case of partial redemption, the company is required to inform the conscripted holder(s) of Debentures of the decision to redeem. Decision to redeem should be taken in Extraordinary Meeting of Shareholders, or, if authorized, by the ISSUER's board of directors and disclosed to the holder(s) of Debentures by means of specific notice no more than 5 (five) work days prior to the date of redemption. The redeemed Debentures will necessarily be cancelled.

     4.3.  Early Maturity

     The holder of Debentures shall declare as due all the obligations resulting from the Debentures and demand immediate payment by the ISSUER of their Unit Face Value, plus Remuneration and loads, regardless of any notification, judicial summons or notification, in case of occurrence of the following events:

     a) failure to pay the principal amount and/or the Remuneration on the due date, not settled within 30 (thirty) days;

     b)  liquidation or filing for bankruptcy on the part of the ISSUER;

     c)  preventive composition with creditors proposed by the ISSUER;

     d) the lawful and restated protest of securities with values above R$ 20,000,000.00 (twenty million Brazilian Reais) against the ISSUER which are not resolved within a period of 30 (thirty) days as of the written notification sent to the ISSUER by the holder of the Debentures, with the exception of those protests effected by mistake or MALA FIDE, as long as it can be effectively proved by the ISSUER;

     e) early maturity of any of the ISSUER's debt as a result of breach of contract, which amount can in any way harm the observance of the ISSUER's pecuniary obligations provided in the present INDENTURE; and,

     f) alienation, on the part of the ISSUER, of commodities of its assets worth more than R$ 150,000,000.00 (one hundred and fifty million Brazilian Reais).

CLAUSE V - ADDITIONAL OBLIGATIONS OF THE ISSUER

     The ISSUER is additionally obliged to:

     a)  Provide the holder of Debentures with the following:

         a.1) within a maximum period of 90 (ninety) days after termination of each fiscal year, copies of all its financial statements relative to the corresponding fiscal year, together with the Administrative Report and the Independent Auditors' Report;

         a.2) with a minimum previous notice of 3 (three) business days, notification of call for attendance to any General Meeting of Shareholders, with the prompt provision of copies of all the minutes of all the General Meeting of Shareholders, as well as the date and the order of the day of the Assembly to be held and of all the Board Meetings;

         a.3) on the same date of their publications, the acts and resolutions referred to under Item 3.18, above;

         a.4) immediately,  any information  that may be relevant to the present
              ISSUE;

         a.5) copy  of  any  mail  or   judicial   summons   or   extra-judicial
              communication received by the ISSUER and relative to an event of delinquency, immediately after its receipt;

         a.6) proof of observance of its obligations before the holder of Debentures within the maximum period of 5 (five) days counting from the respective due date;

         a.7) information relative to the occurrence of any of the events mentioned under Item 4.3 of CLAUSE IV, immediately after its incidence;

     b) Adequately publish the economic and financial data, as provided by Law number 6404/76, promoting the publication of its annual financial statements;

     c) Keep its accounting updated and effect the corresponding registries according to accounting principles generally accepted in Brazil, and allow the holder of Debentures or its legal representative to have unlimited access to the ISSUER's accounting books and any other accounting registries;

     d) Call the holder of Debentures, in the form provided under 7.1 of the present INDENTURE, in order to decide on any matters directly or indirectly related to the present ISSUE;

     e) Submit, in the form provided by law, its statements and balance sheets for examination by an independent audit company;

     f) Maintain an adequately operational department to efficiently assist the holder of Debentures;

     g) Not conduct operations outside the scope of its corporate purpose, observing all applicable statutory, legal and regulatory dispositions;

     h) Notify the holder of Debentures of any act or fact which may cause the interruption or the suspension of the ISSUER's activities;

     i) Not pay dividends, except for the conditions specified under Article 202 of Law 6404/76, or any other participation provided by the bylaws, when in default concerning the payment of any values relative to the Debentures and owed to the holder of Debentures; such restriction shall cease immediately after the default has been resolved; and

     j)  Keep  its  assets  adequately   secured,  in  accordance  with  current
         principles.

CLAUSE VII - GENERAL MEETING OF DEBENTURE HOLDERS

     7.1.  Call

     The General Meeting of Debenture Holders can be called by the ISSUER or by those holders of Debentures representing a minimum of 10% (ten percent), of the outstanding Debentures.

     7.2.  Installation Quorum

     The Assembly shall be installed upon a first call with the presence of the holders of Debentures representing a minimum of half of the outstanding Debentures and upon a second call with any number of Debenture holders.

     7.3.  Board

     The Assembly shall be presided by the Debenture holder elected by the owners of the Debentures.

     7.4.  Quorum for Deliberation

     For purposes of deliberation in the Assembly, each Debenture will have the right to one vote. Decisions will be made by the majority of the present holders, except for purposes of modifying the condition of the Debentures, which shall be decided by holders of Debentures representing at least 2/3 (two thirds) of the outstanding securities.

7.4.1. In case any amendments to the conditions result from a proposal by the ISSUER, the ISSUER is automatically obliged to immediately purchase, at the choice of the Debenture holders not accepting the new conditions, all the Debentures consequential to the ISSUE, at the face value of the Debentures, plus the remuneration calculated PRO RATA TEMPORIS and defined for the due period, calculated from the Date of Issue and the date of its effective payment.

CLAUSE VIII - DECLARATIONS AND GUARANTEES

The ISSUER declares and guarantees the following to all holders of Debentures:

a) It is duly authorized to celebrate this INDENTURE and to observe all the obligations provided herein, and it has met all the legal and statutory requirements required for such purposes;

b) the execution of this INDENTURE and the full observance of its obligations provided herein do not infringe any obligation previously assumed by the ISSUER;

c) this INDENTURE constitutes a legal, valid, and binding obligation to the ISSUER, enforceable according to its terms and conditions;

d) the execution of the INDENTURE and the ISSUE do not infringe any legal disposition, contract or instrument of which the ISSUER is part, nor will it result in: (i) early maturity of any obligation established in any of the above-mentioned contracts or instruments, (ii) creation of any burden or obligation on any asset belonging to the ISSUER, except those already existing on the present date or (iii) cancellation of any of the above-mentioned contracts or instruments;

e) the ISSUER's financial statements relative to the last completed fiscal year and to the immediately preceding fiscal year accurately represent the equity and financial position of the ISSUER and were prepared strictly in accordance with accounting principles generally accepted in Brazil;

f) the ISSUER is in observance of laws, regulations, administrative norms and provisions stipulated by government bodies or agencies and courts, applicable to the conduct of its business; and

g) there is no legal suit, administrative or arbitral proceeding, inquiry or any other type of governmental investigation that may cause relevant adverse impact on the ISSUER, on its financial position or other, as well as on its activities.

CLAUSE IX - GENERAL DISPOSITIONS

     9.1.  Waiver

     No waiver to the rights resulting from the present INDENTURE is presumed. Therefore, no delay, omission, or autonomy in the exercise of any rights or faculties appertaining to the holders of Debentures as a result of any delinquency on the part of the ISSUER shall compromise the exercise of such rights or faculties, nor shall be interpreted as a waiver to those rights, nor shall constitute the renewal or precedent concerning any other type of delinquency or delay.

     9.2.  Forum

     The parties elect the Forum of the City of Sorocaba, in the State of Sao Paulo to settle any doubts or controversies arising from or in connection with this INDENTURE, waiving any other forum, however privileged.

     The parties are in full agreement and sign the present document in 2 (two) copies of equal meaning and form, together with 2 (two) witnesses who also sign hereunder.





                             Sorocaba, July 02, 2002



                             -----------------------

                              FIXCEL S.A. (ISSUER)

                      MARCO ANTONIO BELDI - VICE PRESIDENT



               ---------------------------------------------------

               SPLICE DO BRASIL TELECOMUNICACOES E ELETRONICA S.A.

                             INTERVENIENT GUARANTOR

                        ANTONIO ROBERTO BELDI - PRESIDENT



WITNESSES:



--------------------------
                           NAME: EDIVALDO FERREIRA PORTELA

CI:      5.522.239 - SSP/SP

CPF:     959.886.968-72



-----------------------
                           NAME: MITSUL SUZUKI

CI:      7.311.078-4 - SSP/SP

CPF:     673.803.448-20



JUCESP N ED000013-9/000 DE 30/07/2002



GENERAL SECRETARY: JOSE DARKIMAN TRIGO

INDENTURE OF THE 2ND PRIVATE ISSUE OF SIMPLE DEBENTURES (NON-CONVERTIBLE INTO SHARES), OF THE FLOATING GUARANTEE SORT, OF FIXCEL S.A.

On the terms of the present private document:

     (iii) FIXCEL S.A., a corporation headquartered at RUA DA SANTA CLARA, 49, 2 ANDAR, SALA 3, CENTRO, in the city of Sorocaba, in the state of Sao Paulo, registered with the Brazilian tax roll under number 02792099/0001-37, herein represented in the terms of its corporate Bylaws, (henceforward referred to as "ISSUER"); and

     (iv) Splice do Brasil Telecomunicacoes e Eletronica S.A., headquartered at AV. JUSCELINO KUBITSCHEK DE OLIVEIRA 154, in the city of Votorantim, in the state of Sao Paulo, registered with the Brazilian tax roll under number 45397007/0001-27, herein represented in the terms of its corporate Bylaws, (henceforward referred to as "INTERVENIENT GUARANTOR"),


HEREBY AND LAWFULLY ENTER INTO THE PRESENT INDENTURE OF THE 2ND PRIVATE ISSUE OF SIMPLE DEBENTURES (NON-CONVERTIBLE INTO SHARES), OF THE FLOATING GUARANTEE SORT, OF FIXCEL S.A., (HENCEFORWARD REFERRED TO AS "INDENTURE"), CONTAINING THE FOLLOWING CLAUSES AND CONDITIONS:

CLAUSE I - AUTHORIZATION

The present INDENTURE is celebrated based on the resolution adopted at the Extraordinary Meeting of Shareholders held by the ISSUER on August 13, 2002.

CLAUSE II - REQUIREMENTS

The 2nd issue of Debentures (henceforward referred to as the "ISSUE"), will be effected observing the following requirements:

     2.1.  Filing and Publication

     The minutes of the General Extraordinary Shareholders Meeting in which the present ISSUE was decided will be filed with the Board of Trade of the State of Sao Paulo and published in the Diario Oficial of the State of Sao Paulo and in the Diario do Comercio & Industria.

     2.2.  Registration of the Indenture

     The INDENTURE will be registered with the Board of Trade of the State of Sao Paulo.

CLAUSE III - CHARACTERISTICS OF THE DEBENTURES

The Debentures will be the object of a private subscription with no intermediation of any financial institution belonging to the securities distribution system and shall observe the following characteristics and conditions:

     3.1.  Total Value of the Issue

     The Debentures will be issued in the total value of R$ 190,000,000.00 (one hundred and ninety million Brazilian Reais), at the Date of Issue.

     3.2.  Unit Par Value

     The Debentures' Unit Par Value will be R$ 1,000,000.00 (one million Brazilian Reais) at the Date of Issue.

     3.3.  Serial Number

     The Issue will be effected in one single series.

     3.4.  Number of Debentures

     One hundred and ninety (190) Debentures will be issued in private subscription.

     3.5.  Date of Issue

     For all legal purposes the Date of Issue of the Debentures will be August 13, 2002.

     3.6.  Maturity Date

     The Debentures will mature in 360 (three hundred and sixty) days as of the Date of Issue, therefore maturing on August 08, 2003, date on which the entire principal amount of the Debentures will be paid together with the value of the payable Remuneration, as provided by the present INDENTURE.

     3.7.  Form

     The Debentures will be issued on a nominal basis, with the issue of certificates representing the Debentures. For all legal purposes, the holders of the Debentures shall have to prove their ownership by means of their registration in the Debentures Registry Book.

     3.8.  Convertibility into Shares

     The Debentures will be of the simple type, non-convertible into shares issued by the ISSUER and non-exchangeable for shares of other companies held by the ISSUER.

     3.9.  Sort

     The Debentures of this ISSUE will be of the floating-guarantee sort, as provided in Article 58 of Law 6404/76.

3.9.1.   Guarantee

         The Debentures will have the guaranty of the INTERVENIENT GUARANTOR, who commits to pay any and all obligations assumed on the part of the ISSUER relative to the Debentures pursuant to the terms of this INDENTURE, and expressly waives all benefits described under Articles 1491, 1493 and 1503 of the Brazilian Civil Code and Articles 261 and 262 of the Brazilian Commercial Code, and shall be held solely responsible until the final liquidation of the Debentures.

     3.10. Inflation Adjustment

     The Debentures will not have their face value restated for inflation adjustment.

     3.11. Remuneration

3.11.2. The Debentures will be entitled to Conventional Interest calculated considering the average daily rate of Interfinancial Deposits made in one day called "TAXA DI OVER EXTRA GRUPO", expressed as an annual percentage on a 252-day (two hundred and fifty-two day) basis, calculated and released by the CETIP - CENTRAL DE CUSTODIA E DE LIQUIDACAO FINANCEIRA DE TITULOS, henceforward referred to as "TAXA DI", plus a supplementary 2% (two percent) PER ANNUM, on a 252-day (two hundred and fifty-two day) basis.

The Conventional Interest will accrue exponentially PRO RATA TEMPORIS on consecutive days and will apply to the Unit Nominal Value of the Debentures from the Date of Issue to the Maturity Date, which is the date of effective payment concurrently with the principal value of the Debentures.

3.11.2.  Interest will be calculated using the following formula:

JR = VN x {[(f1 x f2 ... x fj) x S] - 1}

where,

         JR = value of the Conventional Interest payable at the maturity date of the Debentures;

         VN  =  Unit  Face  Value  of  the   Debenture   at  the  start  of  the
         Capitalization Period (as defined below);

         (f1 x  f2....x  fj) =  variation  factor  accrued  from  the  TAXA  DI, capitalized from the surcharge, between the first date and the last date of the "Capitalization Period" of the Conventional Interest. Terms f1, f2, fj will be obtained according to the formula below:

                             1
                            ---
                            252
                    TAXADIj
         fj = [(1 + -------)   ]
                      100

         where,

         fj = TAXA DI factor referring to day j;

         Taxa DIj = TAXA DI as an annual percentage, considering 252-day base, calculated and released by the CETIP referring to day j;

         S = final annual surcharge factor on a 252-day base, calculated using the formula below:

                       du
                       ---
                       252
                    b
         S = [(1 + ---)   ]
                   100

         where:

         b = value of the surcharge defined by the ISSUER (2%), expressed as an annual percentage.

         du = number of workdays in the Capitalization period.

3.11.3. The Capitalization Period is defined as the time interval during which the conditions for remuneration of the Debentures established by the ISSUER in this INDENTURE are to remain unaltered.

         c. The Capitalization Period will start at the Date of Issue and will finish at the Maturity Date, including the first day and excluding the last day.

         d. In the Capitalization Period the Debentures will be remunerated by 100 % (one hundred percent) of the TAXA DI plus a supplementary 2% (two percent) PER ANNUM.

3.11.4. If at the date of maturity of any pecuniary obligations on the part of the ISSUER the TAXA DI is not released by the CETIP, the last TAXA DI released up to 10 (ten) days prior to the expiration of the obligation will be applied, and no compensations between the ISSUER and the debenture holder will be payable when the TAXA DI that should originally be applied is eventually released. In case the TAXA DI is not released for more than 10 (ten) days prior to the expiration date of the corresponding obligation, the conditions described in the paragraphs above as to the definition of the new parameter for Remuneration of Debentures will be applied.

3.11.5. In case of extinction or legal impossibility of applying the TAXA DI to the Debentures, it will be substituted by a legal parameter to be defined, if any. If there is no legal substitute, the ISSUER and the Debenture holder will meet in assembly within the maximum period of 30 (thirty) days counting from the determinant event to define the new parameter to be used for Remuneration of Debentures, observing all applicable regulations.

3.11.6. When no legal criteria is provided as to the previous item, the ISSUER and the Debenture holder shall define the Remuneration to which the Debentures will be entitled in the period comprised between the date of the last calculated Remuneration and the date of the last determined Remuneration and the date of the above-mentioned agreement.

3.11.7. When there is no agreement as to the new Remuneration between the holder of Debentures and the ISSUER, the latter is obliged to redeem all of the Debentures within the maximum period of 30 (thirty) days counting from the date of the assembly jointly held by the parts attempting to agree, at their Unit Face Value plus the Remuneration owed up to the date of redemption, calculated PRO RATA TEMPORIS as of the Date of Issue.

     3.12. Subscription Price and Payment

     Debentures will be subscribed at their Unit Face Value plus the Remuneration calculated PRO RATA TEMPORIS between the Date of Issue and the date of payment, as provided by CLAUSE III, item 3.11 of the present INDENTURE.

     The Debentures shall be paid in cash and in Brazilian currency, or by means of credits against the ISSUER used upon subscription.

     3.13. Trade

     The ISSUE will not be registered for trade in stock exchanges or in any entity in the organized over-the-counter market, and all negotiations of Debentures are limited to private transactions carried out between interested parties.

     3.14. Place of Payment

     Any and every payment  rightly owed to the Debentures  will be made: (i) at
     the  ISSUER's   headquarters;   or,  (ii)   intermediated  by  a  financial
     institution contracted for this purpose.

     3.15. Extension of Terms

     The terms referring to the payments of any and every obligation on any part, including the holders of Debentures when it comes to the payment of the subscription price, will be extended up to the first subsequent business day, with no arrear addition to the values payable, when the due-date falls on a date when banks and businesses do not operate in the locations where the Debentures are to be paid or in the city of Sorocaba, in the Brazilian state of Sao Paulo.

     3.16. Arrear Charges

     Upon delinquency of any payment of amounts due to the holder of debentures, the debts past due will be subject to monthly arrear charges of 2% (two percent) and monthly arrear interest of 1% (one percent), applied to the delinquent debts over the period comprised between the first date of delinquency to the date of effective payment, independently of any notice, notification, judicial summons or extra-judicial communication.

     3.17. Lapsing of the Rights to Additions

     With no loss or limitation to the dispositions provided in the previous item, failure by the holder of Debentures to claim the value corresponding to any pecuniary obligation on the part of the ISSUER on the dates provided in the present INDENTURE, will imply in the loss of the right to receive remuneration and/or default charges relative to the period corresponding to the delay in payment, while the right accrued up to the date of the corresponding due-date will be assured.

     3.18. Publicity

     All the acts and decisions in any way involving the interests of the holder of Debentures shall always and necessarily be disclosed in writing immediately after knowledge of the fact to be disclosed, and the ISSUER is to expressly notify holders of Debentures on any publication.

     3.19. Communication

     The communications to be sent by any of the parts in the terms of the present INDENTURE shall be considered delivered when received under official register or bearing "note of receipt" issued by the Brazilian Post Office, under protocol or by telegram, at the addresses mentioned in the qualification above. All communications made by facsimile or by electronic mail will be regarded as received at the date of their delivery, as long as their receipt is confirmed by receipt issued by the machine used by the sender. The corresponding originals should be forwarded in no more than 5
     (five) days after delivery of the message.

CLAUSE IV - PURCHASE OR REDEMPTION OF DEBENTURES BY THE COMPANY

     4.1.  Optional Acquisition

     The outstanding Debentures can be purchased by the ISSUER at any time. In this case, the Debentures purchased by the ISSUER may be cancelled, remain in the ISSUER's treasury or again privately placed in the market.

     4.2.  Early Redemption

     The ISSUER has the right to anticipate the total or partial redemption of the Debentures issued under this INDENTURE, in this latter case by means of a conscript with payment of the payable outstanding debt. In the case of partial redemption, the company is required to inform the conscripted holder(s) of Debentures of the decision to redeem. Decision to redeem should be taken in Extraordinary Meeting of Shareholders, or, if authorized, by the ISSUER's board of directors and disclosed to the holder(s) of Debentures by means of specific notice no more than 5 (five) work days prior to the date of redemption. The redeemed debentures will necessarily be cancelled.

     4.3.  Early Maturity

     The holder of Debentures shall declare as due all the obligations resulting from the Debentures and demand immediate payment by the ISSUER of their Unit Face Value, plus Remuneration and loads, regardless of any notification, judicial summons or notification, in case of occurrence of the following events:

     a) failure to pay the principal amount and/or the Remuneration on the due date, not settled within 30 (thirty) days;

     b)  liquidation or filing for bankruptcy on the part of the ISSUER;

     c)  preventive composition with creditors proposed by the ISSUER;

     d) the lawful and restated protest of securities with values above R$ 20,000,000.00 (twenty million Brazilian Reais) against the ISSUER which are not resolved within a period of 30 (thirty) days as of the written notification sent to the ISSUER by the holder of the Debentures, with the exception of those protests effected by mistake or MALA FIDE, as long as it can be effectively proved by the ISSUER;

     e) early maturity of any of the ISSUER's debt as a result of breach of contract, which amount can in any way harm the observance of the ISSUER's pecuniary obligations provided in the present INDENTURE; and,

     f) alienation, on the part of the ISSUER, of commodities of its assets worth more than R$ 150,000,000.00 (one hundred and fifty million Brazilian Reais).

CLAUSE V - ADDITIONAL OBLIGATIONS OF THE ISSUER

The ISSUER is additionally obliged to:

     a)  Provide the holder of Debentures with the following:

         a.1) within a maximum period of 90 (ninety) days after termination of each fiscal year, copies of all its financial statements relative to the corresponding fiscal year, together with the Administrative Report and the Independent Auditors' Report;

         a.2) with a minimum previous notice of 3 (three) business days, notification of call for attendance to any General Meeting of Shareholders, with the prompt provision of copies of all the minutes of all the General Meeting of Shareholders, as well as the date and the order of the day of the Assembly to be held and of all the Board Meetings;

         a.3) on the same date of their publications, the acts and resolutions referred to under Item 3.18, above;

         a.4) immediately,  any information  that may be relevant to the present
              ISSUE;

         a.5) copy  of  any  mail  or   judicial   summons   or   extra-judicial
              communication received by the ISSUER and relative to an event of delinquency, immediately after its receipt;

         a.6) proof of observance of its obligations before the holder of Debentures within the maximum period of 5 (five) days counting from the respective due date;

         a.7) information relative to the occurrence of any of the events mentioned under Item 4.3 of CLAUSE IV, immediately after its incidence;

     b) Adequately publish the economic and financial data, as provided by Law number 6404/76, promoting the publication of its annual financial statements;

     c) Keep its accounting updated and effect the corresponding registries according to accounting principles generally accepted in Brazil, and allow the holder of Debentures or its legal representative to have unlimited access to the ISSUER's accounting books and any other accounting registries;

     d) Call the holder of Debentures, in the form provided under 7.1 of the present INDENTURE, in order to decide on any matters directly or indirectly related to the present ISSUE;

     e) Submit, in the form provided by law, its statements and balance sheets for examination by an independent audit company;

     f) Maintain an adequately operational department to efficiently assist the holder of Debentures;

     g) Not conduct operations outside the scope of its corporate purpose, observing all applicable statutory, legal and regulatory dispositions;

     h) Notify the holder of Debentures of any act or fact which may cause the interruption or the suspension of the ISSUER's activities;

     i) Not pay dividends, except for the conditions specified under Article 202 of Law 6404/76, or any other participation provided by the bylaws, when in default concerning the payment of any values relative to the Debentures and owed to the holder of Debentures; such restriction shall cease immediately after the default has been resolved; and

     j)  Keep  its  assets  adequately   secured,  in  accordance  with  current
         principles.

CLAUSE VI - GENERAL MEETING OF DEBENTURE HOLDERS

     6.1.  Call

     The General Meeting of Debenture Holders can be called by the ISSUER or by those holders of debentures representing a minimum of 10% (ten percent), of the outstanding Debentures.

     6.2.  Installation Quorum

     The Assembly shall be installed upon a first call with the presence of the holders of Debentures representing a minimum of half of the outstanding Debentures and upon a second call with any number of Debenture holders.

     6.3.  Board

     The Assembly shall be presided by the Debenture holder elected by the holders of the Debentures.

     6.4.  Quorum for Deliberation

     For purposes of deliberation in the Assembly, each Debenture will have the right to one vote. Decisions will be made by the majority of the present holders, except for purposes of modifying the condition of the Debentures, which shall be decided by holders of Debentures representing at least 2/3 (two thirds) of the outstanding securities.

6.4.1. In case any amendments to the conditions result from a proposal by the ISSUER, the ISSUER is automatically obliged to immediately purchase, at the choice of the Debenture holders not accepting the new conditions, all the debentures consequential to the ISSUE, at the face value of the Debentures, plus the remuneration calculated PRO RATA TEMPORIS and defined for the due period, calculated from the Date of Issue and the date of its effective payment.

CLAUSE VII - DECLARATIONS AND GUARANTEES

The ISSUER declares and guarantees the following to all holders of Debentures:

a) It is duly authorized to celebrate this INDENTURE and to observe all the obligations provided herein, and it has met all the legal and statutory requirements required for such purposes;

b) the execution of this INDENTURE and the full observance of its obligations provided herein do not infringe any obligation previously assumed by the ISSUER;

c) this INDENTURE constitutes a legal, valid, and binding obligation to the ISSUER, enforceable according to its terms and conditions;

d) the execution of the INDENTURE and the ISSUE do not infringe any legal disposition, contract or instrument of which the ISSUER is part, or will it result in: (i) early maturity of any obligation established in any of the above-mentioned contracts or instruments, (ii) creation of any burden or obligation on any asset belonging to the ISSUER, except those already existing on the present date or (iii) cancellation of any of the above-mentioned contracts or instruments;

e) the ISSUER's financial statements relative to the last completed fiscal year and to the immediately preceding fiscal year accurately represent the equity and financial position of the ISSUER and were duly prepared in accordance with accounting principles generally accepted in Brazil;

f) the ISSUER is in observance of laws, regulations, administrative norms and provisions stipulated by government bodies or agencies and courts, applicable to the conduct of its business; and

g) there is no legal suit, administrative or arbitral proceeding, inquiry or any other type of governmental investigation that may cause relevant adverse impact on the ISSUER, on its financial position or other, as well as on its activities.

CLAUSE VIII - GENERAL DISPOSITIONS

     8.1.  Waiver

     No waiver to the rights resulting from the present INDENTURE is presumed. Therefore, no delay, omission, or autonomy in the exercise of any rights or faculties appertaining to the holders of Debentures as a result of any delinquency on the part of the ISSUER shall compromise the exercise of such rights or faculties, nor shall be interpreted as a waiver to those rights, nor shall constitute the renewal or precedent concerning any other type of delinquency or delay.

     8.2.  Forum

     The parties elect the Forum of the City of Sorocaba, in the State of Sao Paulo to settle any doubts or controversies arising from or in connection with this INDENTURE, waiving any other forum, however privileged.

      The parties are in full agreement and sign the present document in 2 (two) copies of equal meaning and form, together with 2 (two) witnesses who also sign hereunder.

                            Sorocaba, August 13, 2002



                             -----------------------

                              FIXCEL S.A. (ISSUER)

                      MARCO ANTONIO BELDI - VICE PRESIDENT





               ---------------------------------------------------

               SPLICE DO BRASIL TELECOMUNICACOES E ELETRONICA S.A.

                             INTERVENIENT GUARANTOR

                        ANTONIO ROBERTO BELDI - PRESIDENT



WITNESSES:




--------------------------
                           NAME: EDIVALDO FERREIRA PORTELA

CI:      5.522.239 - SSP/SP

CPF:     959.886.968-72



-----------------------
                           NAME: MITSUL SUZUKI

CI:      7.311.078-4 - SSP/SP

CPF:     673.803.448-20

COVENANTS IN THE  CONTRACTS  CELEBRATED  WITH THE BNDES  [BRAZILIAN  DEVELOPMENT
--------------------------------------------------------------------------------
BANK] AND THE EDC.
------------------


               FINANCIAL COVENANTS CELEBRATED WITH THE BNDES AND CREDIT TRANSFER
               -----------------------------------------------------------------
          AGENTS:
          ------

               BELOW IS A TRANSCRIPT OF THE FINANCIAL COVENANTS ENTERED INTO WITH THE BNDES AND CREDIT TRANSFER AGENTS:

(A)  OBLIGATIONS ON THE PART OF TCO
     ------------------------------

"TO MAINTAIN, DURING THE EFFECTIVENESS OF THIS TRANSFER CONTRACT, THE FOLLOWING FINANCIAL INDICES, CALCULATED IN THE BIANNUAL AND THE ANNUAL FINANCIAL STATEMENTS AUDITED BY INDEPENDENT AUDITORS REGISTERED WITH THE COMISSAO DE VALORES MOBILIARIOS - CVM: 1) CAPITALIZATION INDEX (PL / AT - FINANCIAL INVESTMENTS): 40% (FORTY PERCENT) OR HIGHER; 2) CURRENT LIQUIDITY INDEX (AC /
PC): 1.1 (ONE AND ONE TENTH) OR HIGHER; 3) DEBT COVERAGE INDEX [(LAJDA + FINANCIAL INVESTMENTS) / (SHORT-TERM DEBT + NET FINANCIAL EXPENSES)]: 1.3 (ONE AND THREE TENTHS) OR HIGHER; 4) EBITDA MARGIN INDEX (EBITDA / NET OPERATING REVENUE): 28% (TWENTY-EIGHT PERCENT) OR HIGHER, BETWEEN THE YEARS 2001 AND 2003, AND 30% (THIRTY PERCENT) OR HIGHER FROM 2004 UNTIL THE FINAL LIQUIDATION OF ALL THE OBLIGATIONS UNDER THE TRANSFER CONTRACT; 5) EBITDA MARGIN INDEX NOT INCLUDING THE SALES OF CELLULAR HANDSETS (EBITDA NOT INCLUDING THE SALES OF CELLULAR HANDSETS / NET OPERATING REVENUE NOT INCLUDING THE SALES OF CELLULAR HANDSETS): 35% (THIRTY-FIVE PERCENT) OR HIGHER; 6) TOTAL DEBT INDEX DIVIDED BY EBITDA (TOTAL DEBT / EBITDA): 4 (FOUR) OR LOWER;

WHERE:

SHORT-TERM DEBT = SHORT-TERM FINANCIAL DEBTS WITH FINANCIAL INSTITUTIONS INCLUDING FOR THIS PURPOSE ALL THE SECURITIES ISSUED BY TCO AND ITS CONTROLLED COMPANIES MATURING IN THE SHORT TERM;

TOTAL  DEBT  =  SHORT-TERM   AND  LONG-TERM   FINANCIAL   DEBTS  WITH  FINANCIAL
INSTITUTIONS INCLUDING FOR THIS PURPOSE ALL THE SECURITIES ISSUED BY TCO AND ITS CONTROLLED COMPANIES;

AC = CURRENT ASSETS;

PC = CURRENT LIABILITIES;

PL = NET EQUITY;

AT = TOTAL ASSETS;

FINANCIAL INVESTMENTS = CASH + SHORT-TERM AND/OR LIQUID FINANCIAL INVESTMENTS WITH FINANCIAL INSTITUTIONS.

LAJDA = EBITDA RELATIVE TO THE LAST 4 (FOUR) QUARTERS - (INCOME TAX + SOCIAL CONTRIBUTION ON NET PROFIT RELATIVE TO THE LAST 4 (FOUR) QUARTERS;

EBITDA = INCOME BEFORE INTEREST, DEPRECIATION AND AMORTIZATION RELATIVE TO THE LAST 4 (FOUR) QUARTERS;

NET OPERATING REVENUE RELATIVE TO THE LAST 4 (FOUR) QUARTERS;

NET FINANCIAL EXPENSES NOT INCLUDING THE CALCULATION OF INTEREST ON OWN CAPITAL = FINANCIAL EXPENSES PUBLISHED IN THE BALANCE SHEET RELATIVE TO THE LAST 4
(FOUR) QUARTERS (INCLUDING INFLATION ADJUSTMENTS, CPMF, INTEREST ETC.) - FINANCIAL REVENUE PUBLISHED IN THE BALANCE SHEET RELATIVE TO THE LAST 4 (FOUR) QUARTERS;

TO ADJUST, IN CASE OF PRONOUNCEMENT TO DIRECTLY OR INDIRECTLY ACQUIRE ANY RELEVANT STOCK INTEREST IN A 'BAND A' CELLULAR TELEPHONE CORPORATION, BY MEANS OF A RELEVANT FACT PUBLISHED IN MAJOR BRAZILIAN COMMUNICATION MEDIA, THE FINANCIAL INDEX REFERRED TO BY ITEM V "I" OF CLAUSE 13, WHICH SHALL BE EFFECTIVE CONSONANT WITH THE FOLLOWING CAPITALIZATION INDICATORS: 1) 33% (THIRTY-THREE PERCENT) OR HIGHER ON THE 30TH (THIRTIETH) DAY OF JUNE, 2002; 2) 35% (THIRTY-FIVE PERCENT) OR HIGHER ON THE 31ST (THIRTY-FIRST) DAY OF DECEMBER, 2002; 3) 35% (THIRTY-FIVE PERCENT) OR HIGHER ON THE 30TH (THIRTIETH) DAY OF JUNE, 2003; 4) 40% (FORTY PERCENT) OR HIGHER AS OF THE 30TH (THIRTIETH) DAY OF JUNE, 2003;

TO REACH, IN CASE OF ACQUISITION OF STOCK INTEREST REFERRED TO BY SUB-ITEM "F" OF CLAUSE 13, WITHIN THE MAXIMUM PERIOD OF 6 (SIX) MONTHS COUNTING FROM THE ACQUISITION, THE RATE MATCHING THE INVESTMENT GRADES ESTABLISHED BY MOODY'S, FITCH AND STANDARD AND POORS."

In addition, we hereby inform that the contract entered into with the BNDES is subject to the "Dispositions Applicable to the BNDES Contracts", approved by Provision number 665/87 of the Board of BNDES, as amended.

(B)  OBLIGATIONS ON THE PART OF THE BENEFICIARY (NBT)
     ------------------------------------------------

"To maintain, during the effectiveness of this Transfer Contract, the following financial indices, calculated in the biannual and the annual financial statements audited by independent auditors registered with the Comissao de Valores Mobiliarios - CVM:: (i) CAPITALIZATION INDEX (PL/AT - Intercompany - Financial Investments): 40% (forty percent) or higher; (ii) CURRENT LIQUIDITY
INDEX: (AC/PC): 1.1 (one and one tenth) or higher, to be calculated as of December, 2002; (iii) EBITDA MARGIN INDEX NOT INCLUDING THE SALES OF CELLULAR HANDSETS (EBITDA not including the sales of cellular handsets / Net Operating Revenue not including the sales of cellular handsets): 30% (thirty percent) or higher, calculated between December, 2002 and June, 2003, 35% (thirty-five percent) or higher as of December, 2004 until the final liquidation of all obligations under this Transfer Contract;

WHERE:

PL = NET EQUITY;

AT = TOTAL ASSETS;

INTERCOMPANY = DEBTS WITH THE GUARANTOR AND ITS CONTROLLED COMPANIES;

FINANCIAL INVESTMENTS= CASH + SHORT-TERM AND/OR LIQUID FINANCIAL INVESTMENTS WITH FINANCIAL INSTITUTIONS;

AC = CURRENT ASSETS;

PC = CURRENT LIABILITIES.

EBITDA AND NET OPERATING REVENUE RELATIVE TO THE LAST 4 (FOUR) QUARTERS."

FINANCIAL COVENANTS CELEBRATED WITH THE EDC:

Below is a transcript of the financial covenants entered into with the EDC:

                               FINANCIAL COVENANTS

THE GUARANTORS ALSO GUARANTEE THAT: (A) THE GUARANTORS SHALL NOT DECLARE OR DISTRIBUTE ANY DIVIDENDS EXCEPT UNDER THE LIMITS ALLOWED BY THE CASH FLOW COVERAGE RATE; (B) THE GUARANTORS SHALL NOT MAKE ANY INVESTMENTS IN ADDITION TO THOSE AUTHORIZED INVESTMENTS; (C) THE GUARANTORS (EXCEPT TCO) SHALL ENGAGE EXCLUSIVELY IN THE OPERATIONS AND MAINTENANCE OF THE CELLULAR TELEPHONING SYSTEM IN THE REGION WHERE THEY ARE AUTHORIZED TO FUNCTION AND TCO SHOULD ACT EXCLUSIVELY AS A CONTROLLING COMPANY AS TO EACH ONE OF THE GUARANTORS; (D) THE GUARANTORS WILL BE IN CHARGE OF KEEPING ALL THE APPROPRIATE REGISTRATION AND ACCOUNTING BOOKS UP-TO-DATE, INCLUDING COMPLETE AND ACCURATE REGISTRATIONS OF ALL FINANCIAL TRANSACTIONS, AS WELL AS ANY OTHER REGISTRATION RELATIVE TO ITS ASSETS, LIABILITIES AND TRANSACTIONS, ENTIRELY IN ACCORDANCE WITH THE BRAZILIAN GAAP; (E) THE GUARANTORS SHALL SEND TO EDC IMMEDIATELY AFTER THE EFFECTIVE DATE OF THIS INSTRUMENT, INFORMATION RELATIVE TO ALL ITS LAWSUITS, PROCEEDINGS, INVESTIGATIONS AND ACTS BEFORE ANY COURT OR GOVERNMENTAL BODY, COMMITTEES, REGIONAL OFFICES, AGENCIES OR OTHER NATIONAL OR INTERNATIONAL GOVERNMENTAL MEDIUM CONCERNING ANY OF SUCH GUARANTORS; (F) THE GUARANTORS SHALL EFFECT PAYMENT OF, AND LIQUIDATE AT THE CORRESPONDING DUE DATE, AS WELL AS MAINTAIN THE NECESSARY REVENUES TO COVER ALL LEGAL TAXES, CHARGES, LOADS AND OBLIGATIONS APPLICABLE TO THEM, TO ANY OF THEIR PROPERTIES OR TO ANY LEGAL CLAIMS POSSIBLY OUTSTANDING AND LEGALLY REPRESENTING ANY FORM OF ENCUMBRANCE ON ANY OF THEIR PROPERTIES; (G) THE CONSOLIDATED CASH FLOW COVERAGE RATE RELATIVE TO THE LAST DAY OF ANY FISCAL QUARTER BEGINNING DECEMBER 31, 2001 UNTIL, BUT NOT INCLUDING, SEPTEMBER 30, 2003 SHALL NOT BE LOWER THAN 1.00 TO 1.00 AND 1.25 TO 1.00 FOR SUBSEQUENT PERIODS; (H) THE CONSOLIDATED LEVERAGE RATE SHALL NOT BE HIGHER THAN
1.5 TO 1.0 AT ANY GIVEN TIME; (I) THE CONSOLIDATED DEBT RELATIVE TO THE EBITDA FOR THE TWO IMMEDIATELY PRECEDING FISCAL QUARTERS MULTIPLIED BY TWO (2) SHALL NOT BE HIGHER THAN 2.5 TO 1.0; AND (J) EACH ONE OF THE GUARANTORS SHALL AT ALL TIMES ASSURE AMONG THEMSELVES THAT NO ENCUMBRANCE IS TO BE CREATED OR AUTHORIZED UPON ALL OR ANY OF THE CURRENT OR FUTURE REVENUES OR ASSETS ON THE PART OF THE GUARANTORS IN ADDITION TO THOSE AUTHORIZED ENCUMBRANCES."

CONSEQUENCES OF TCO'S FAILURE TO MEET THE COVENANTS: Generally speaking, if TCO fails to meet any of the covenants under the contracts celebrated with the BNDES and EDC, and if this breach is not resolved, TCO shall immediately inform the creditor of the breach, and the creditor will bear the right to use written communication to TCO in order to declare the principal amount and the interest of TCO's debt in the terms of the contracts past due.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele Centro Oeste Cellular Holding Company


Date: September 3, 2002                  By: /S/ MARIO CESAR PEREIRA DE ARAUJO
                                            ------------------------------------
                                            Name:  Mario Cesar Pereira de Araujo
                                            Title: President